

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2020

Lawrence M. Brock
Senior Vice President, Chief Financial Officer and Treasurer
UNITIL CORP
6 Liberty Lane West
Hampton, New Hampshire 03842-1720

> **Re: UNITIL CORP**
> **Form 10-K for the Year Ended December 31, 2019**
> **10-K filed January 30, 2020**
> **File No. 001-08858**

Dear Mr. Brock:

 We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Sincerely,

 Division of Corporation Finance
 Office of Energy & Transportation